NO ACT
P.E 2.17.03
1-15060

03010656

DOC CONTROL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

February 21, 2003

Act	1934
Section	14
Rule	14e-5
Public Availability	February 21, 2003

PROCESSED
FEB 27 2003
THOMSON
FINANCIAL

Patrick J. Scheil, Esq.
Linklaters
10th Floor, Alexandria House
Chater Road
Hong Kong
China

Re: UBS AG, London Branch and J.P. Morgan Securities Limited
File No. TP 03-40

Dear Mr. Scheil:

In regard to your letter dated February 17, 2003, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter, unless otherwise noted, has the same meaning as defined in your letter.

Response:

You request an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) to permit UBS AG, London Branch and J.P. Morgan Securities Limited to engage in market-making activities in the Ordinary Shares of Dairy Farm International Holdings Limited (Company) during the Offer. Rule 14e-5, among other things, prohibits a person making a cash tender offer or exchange offer for any equity security from, directly or indirectly, purchasing or making any arrangement to purchase the security (or related securities) otherwise than pursuant to the offer from the time the offer is publicly announced until its expiration, including any extensions. Rule 14e-5 applies to the offeror's dealer managers, stockbrokers, and financial advisers, and their affiliates, because these entities act as the agent of the offeror to facilitate the offeror's objectives.

On the basis of your written representations and the facts presented, particularly in light of the facts that:

-- The Company is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;

-- During the Offer, UBS AG, London Branch and J.P. Morgan Securities Limited will comply with the "Ethical Wall" requirements of the U.K. City Code on Takeovers and Mergers (U.K. City Code) applicable to "Exempt Market Makers;" and

-- UBS AG, London Branch and J.P. Morgan Securities Limited maintain, and during the Offer will continue to maintain, "Ethical Wall" arrangements in accordance with rules of the Financial Services Authority;

but without necessarily concurring in your analysis, the Commission, by the Division of Market Regulation acting pursuant to delegated authority, hereby grants an exemption from Rule 14e-5 to permit UBS AG, London Branch and J.P. Morgan Securities Limited to make a market in the Ordinary Shares during the Offer. This exemption is subject to the following conditions:

1. No purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, will be made directly or indirectly on behalf of the Company;

2. All purchases of Ordinary Shares by UBS AG, London Branch and J.P. Morgan Securities Limited during the Offer will be effected in the ordinary course of business and in compliance with any U.K. laws and rules applicable to such purchases, and will not be undertaken for the purpose of promoting the Offer, or for the purpose of creating actual, or apparent, active trading in, maintaining, or affecting the price of the Ordinary Shares;

3. No purchases or arrangements to purchase Ordinary Shares, except as part of the Offer, will be made in the United States;

4. The Offer document will disclose that UBS AG, London Branch and J.P. Morgan Securities Limited will be market makers for the Ordinary Shares during the pendency of the Offer;

5. The Offer Document will disclose prominently that, during the Offer, all market-making transactions effected by UBS AG, London Branch and J.P. Morgan Securities Limited will be made pursuant to the exemption from Rule 14e-5 granted herein;

6. UBS AG, London Branch and J.P. Morgan Securities Limited shall disclose in the United States information regarding such purchases to the extent such information is required to be made public in the United Kingdom pursuant to applicable requirements in the U.K.;

7. UBS AG, London Branch and J.P. Morgan Securities Limited will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by UBS AG, London Branch and J.P. Morgan Securities Limited during the Offer, on a transaction-by-transaction basis, including the size, broker (if any), time of execution, and price of purchase;

8. Upon the request of the Division of Market Regulation, UBS AG, London Branch and J.P. Morgan Securities Limited shall transmit the information as specified in paragraph 7 to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

9. UBS AG, London Branch and J.P. Morgan Securities Limited shall retain all documents and other information produced pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

10. Representatives of UBS AG, London Branch and J.P. Morgan Securities Limited shall be made available (in person at the office of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

11. Except as otherwise exempted herein, UBS AG, London Branch and J.P. Morgan Securities Limited shall comply with Rule 14e-5 during the Offer.

The foregoing exemption from Rule 14e-5 is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. These transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company, UBS AG, London Branch and J.P. Morgan Securities Limited. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Assistant Director

Attachment

10th Floor, Alexandra House
Chater Road
Hong Kong
香港遮打道歷山大廈10樓
Telephone 電話 (852) 2842 4888
Facsimile 傳真 (852) 2810 8133/2810 1695
Gp.4 Fax Gp.4 傳真 (852) 2502 4002
Direct Fax 直線傳真 +852 2810 8133

Mr. James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

February 17, 2003

Dear Mr. Brigagliano

Re: UBS AG, London Branch and J.P. Morgan Securities Limited - Request for Exemptive Relief Under Rule 14e-5

We are writing on behalf of our client Dairy Farm International Holdings Limited ("**Dairy Farm**" or the "**Company**"), a company incorporated under the laws of Bermuda. We respectfully request that the Securities and Exchange Commission (the "**Commission**") issue an order granting an exemption from Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") to UBS AG acting through UBS AG, London Branch and J.P. Morgan Securities Limited to engage in market-making activities in the ordinary shares, nominal value 5⁵/₉ cents per share (the "**Ordinary Shares**"), of Dairy Farm during a proposed issuer tender offer (the "**Offer**") by which Dairy Farm intends to return cash to its shareholders, as described more fully below.

As previously discussed with members of the staff of the Commission (the "**Staff**"), the Offer will be made in cash, will be structured as a single offer made concurrently in the United Kingdom, Singapore and the United States, as well as other jurisdictions in which the Offer may legally be extended, and is expected to be for a purchase of up to 170 million Ordinary Shares of Dairy Farm.

Background Information

The primary listing for the Ordinary Shares is on the London Stock Exchange plc ("**LSE**"), with secondary listings on the Singapore Stock Exchange and the Bermuda Stock Exchange. UBS AG, London Branch and J.P. Morgan Securities Limited have historically acted and continue to act as market-makers in the Ordinary Shares. None of the Company's securities are registered under the

Exchange Act or traded on any established market in the United States, and the Company furnishes information to the Commission pursuant to Rule 12g3-2(b) under the Exchange Act. The Company has a sponsored American Depositary Receipt ("**ADR**") facility with The Bank of New York acting as depositary. The Company is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act.

As of January 29, 2003, based on the Company's share register, there were approximately 19 holders on record with registered addresses in the United States holding, in the aggregate, approximately 7.6 million Ordinary Shares (including Ordinary Shares represented by American Depositary Shares ("**ADSs**")). These Ordinary Shares represented approximately 0.49% of the outstanding Ordinary Shares at such date. Because certain Ordinary Shares are held by nominees, this share ownership data may not necessarily be representative of the actual number of U.S. beneficial owners of the Ordinary Shares. In particular, the Company believes, based on information received from its share registrar and inquiries of certain of its shareholders, that U.S. beneficial ownership, including nominee holdings, is not more than 11% of the total Ordinary Shares. If additional relevant information comes to the attention of the Company, it will promptly disclose the information to the Staff. As of January 29, 2003, the closing Ordinary Share price on the LSE was US$0.85.

Background to the Offer

On May 8, 2002, Dairy Farm shareholders authorized the Board of Directors to repurchase Dairy Farm shares representing less than 15% of Dairy Farm's issued share capital as at that date. As at the date of this letter, 6,448,700 Ordinary Shares have been repurchased pursuant to this authority, representing 0.42% of the Company's issued share capital as of January 29, 2003. Under the Offer, the Board is expected to use this authority to repurchase up to 170 million Ordinary Shares representing approximately 11% of the Company's issued share capital, but in no event will the amount repurchased be 15% or more of Dairy Farm's issued share capital. The Board believes that the Offer will create a more efficient capital structure for the Company while still leaving Dairy Farm able to support its capital expenditure program.

Proposed Offer Structure

The Offer will be structured as a "Modified Dutch Auction" repurchase of Ordinary Shares. The Offer will be made in cash and will be structured as a single offer made concurrently in the United Kingdom, Singapore and the United States, as well as other jurisdictions in which the Offer may legally be extended. The Offer will be made directly by the Company, with UBS Warburg ("**UBS-W**") acting as financial advisor to the Company in connection with the Offer and each of UBS-W and J.P. Morgan Securities (Asia Pacific) Limited, an affiliate of J.P. Morgan Securities Limited, acting as a solicitation agent of the Company in connection with the Offer. Each of UBS Warburg LLC, a U.S. subsidiary of UBS AG (a broker-dealer registered under the Exchange Act) and J.P. Morgan Securities Inc. (a broker-dealer registered under the Exchange Act and a U.S. affiliate of J.P. Morgan Securities Limited) will act as dealer-manager with respect to the Offer in the United States only.

In connection with the Offer, materials in the form of a combined information circular and offer document, together with applicable tender forms, will be sent to shareholders on or about February 27, 2003. The Offer will be made pursuant to a single offer document meeting the applicable requirements of Regulation 14E under the Exchange Act, together with applicable tender forms (the "**Offer Document**"). The Offer Document will set out the details of the Offer as a "Modified Dutch Auction" to be conducted by the Company, with tenders being made at prices in round cent terms. Under the proposed terms of the Offer, each shareholder will be able to tender Ordinary Shares for sale at a specified price in U.S. dollars within a range which is likely to be fixed (depending on market conditions between now and the time the Offer is announced) on the day before the Offer is announced (as such price range may be modified in accordance with the applicable rules under the Exchange Act and procedures set forth in the Offer, the **"Price Range"**). The Company does not intend to accept tenders of ADSs. In order to participate in the Offer, an ADS holder will be required to withdraw the underlying Ordinary Shares from the ADR facility, in accordance with the terms of the Deposit Agreement relating to the facility. The Offer Document will disclose this requirement. It is expected that the Company will accept the number of Ordinary Shares validly tendered at such price within the Price Range that will enable the Company to acquire all shares being sought in the Offer (the **"Clearing Price"**) and the Company will accept all Ordinary Shares validly tendered below the Clearing Price, and all Ordinary Shares validly tendered at the Clearing Price unless such acceptance would cause the total number of Ordinary Shares repurchased in the Offer to exceed 170 million Ordinary Shares, in which event the Company will accept such Ordinary Shares on a pro rata basis. Tenders above the Clearing Price will not be accepted. All Ordinary Shares purchased in the Offer will receive the Clearing Price. Subject to the terms of the Offer, the Offer will initially be scheduled to expire at 5:00 p.m. (London time), the equivalent of 12:00 noon (New York time), on March 28, 2003. The Company has been advised by the Central Depository (Pte) Limited (**"CDP"**) in Singapore that shareholders who hold Ordinary Shares through CDP should return their forms of election to CDP by 12:00 noon (Singapore time), on March 26, 2003, the equivalent of 11:00 p.m. (New York time), on March 25, 2003, in order to provide sufficient time for the Ordinary Shares to which the forms of election relate to be timely processed by CDP, as record holder of such Ordinary Shares, so that CDP can tender such Ordinary Shares in the Offer. Payment for the Ordinary Shares tendered in the Offer will be made within five business days after its expiration, and will be made in the currency in which the tendering shareholder would have received dividends on such tendered shares. Where payments are to be made in a currency other than U.S. dollars, the actual amount of any currency received will depend on the exchange rate prevailing on the first business day after closing. The Offer will be structured so as to comply with the relevant provisions of the Exchange Act and the regulations thereunder, including, subject to the granting of the relief requested herein, Rule 14e-5 under the Exchange Act.

Rule 14e-5 Relief

Background

On behalf of UBS AG, London Branch and J.P. Morgan Securities Limited, we are requesting that the Staff grant exemptive relief from Rule 14e-5 to permit UBS AG, London Branch and J.P. Morgan Securities Limited to continue their market-making activities in the Ordinary Shares on the LSE during the pendency of the Offer.[1] UBS AG, London Branch and J.P. Morgan Securities Limited are regulated in the United Kingdom by the Financial Services Authority (the **"FSA"**). UBS-W is acting as financial advisor to the Company and each of UBS-W and J.P. Morgan Securities (Asia Pacific) Limited is acting as a solicitation agent of the Company in connection with the Offer; however, the market-making activities described herein relate to UBS AG, London Branch's and J.P. Morgan Securities Limited's brokerage services with respect to the Ordinary Shares. The Offer is not technically subject to the City Code on Takeovers and Mergers of the United Kingdom (the **"City Code"**) issued by the

[1] Although there is, in our view, serious doubt as to whether the jurisdictional predicate for the application of the Exchange Act would be satisfied if UBS AG, London Branch and J.P. Morgan Securities Limited made purchases of Ordinary Shares outside the United States, we are nevertheless applying for exemptive relief for such purposes from the provisions of Rule 14e-5, pursuant to Rule 14e-5(d). This request does not reflect an admission on behalf of UBS AG, London Branch or J.P. Morgan Securities Limited that Rule 14e-5 would apply to such purchases of Ordinary Shares outside the United States in the absence of exemptive relief.

U.K. Panel on Takeovers and Mergers (the "**Panel**") because the Offer is an issuer tender offer that will not result in a change of control, and because the Company is not incorporated in England. UBS AG, London Branch and J.P. Morgan Securities Limited would be considered a "Connected Exempt Market Maker" for purposes of the City Code if the City Code were applicable to the Offer. An "Exempt Market Maker" is defined under the provisions of the City Code as a person who is registered as a market maker with the LSE in relation to the relevant securities, or is accepted by the Panel as a market maker or a principal trader in those securities, and, in either case, is recognized by the Panel as an Exempt Market Maker for the purposes of the City Code. A market maker that is controlled by, controls or is under common control with, among other things, the financial or other professional advisors (including stockbrokers) to an offeror or offeree company in a third-party tender offer is defined as a "connected" market maker.

Connected Exempt Market Makers are subject to "Chinese/Ethical Wall" requirements to ensure that their activities as market makers are not affected by the knowledge and tactical activities of any affiliated company advisors.[2] Although these requirements only apply in the context of third-party tender offers, we have been informed by each of UBS AG, London Branch and J.P. Morgan Securities Limited that it complies with such provisions at all times to preserve its status as a Connected Exempt Market Maker should its corporate finance arm be advising a party to such a tender offer. Each of UBS AG, London Branch and J.P. Morgan Securities Limited will comply, during the Offer, with the "Chinese/Ethical Wall" requirements applicable in the context of third-party tender offers, notwithstanding the fact that this transaction is not specifically subject to the City Code. In addition, we are advised that, to prevent the flow of confidential information between the trading and advisory arms of each of UBS AG, London Branch and J.P. Morgan Securities Limited so as to permit unrestricted dealings in securities of clients of the advisory arm, each of UBS AG, London Branch and J.P. Morgan Securities Limited maintains and enforces written policies and procedures providing for "Chinese/Ethical Wall" arrangements designed to prevent the flow of information to or from its affiliates that might result in a violation of the United States federal securities laws and regulations.

Application of Rule 14e-5

Rule 14e-5 provides in relevant part that "no covered person may directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer. This prohibition applies from the time of public announcement of the tender offer until the tender offer expires."

Rule 14e-5 applies to the offeror and its affiliates, its dealer-manager and its affiliates, any advisor to such persons whose compensation is dependent on the completion of the offer, and any person acting in concert with any of such persons.

Rule 14e-5(b) provides certain exceptions to the general rule prohibiting a covered person from purchasing or arranging to purchase the subject security outside the terms of an offer. Rule 14e-5(b)(9) exempts purchases or arrangements to purchase from the general rule if: (i) the issuer of the subject security is a foreign private issuer; (ii) the tender offer is subject to the City Code; (iii) the purchase or arrangement to purchase is effected by a connected exempt market maker or a connected exempt principal trader, as those terms are used in the City Code; (iv) the connected exempt market maker or the connected exempt principal trader complies with the applicable provisions of the City Code; and (v) the tender offer documents disclose the identity of the connected exempt

[2] A connected exempt market maker "must not carry out any dealings with the purpose of assisting the offeror or the offeree company, as the case may be." Rule 38.1 of the City Code.

market maker or the connected exempt principal trader and disclose, or describe how U.S. security holders can obtain, information regarding market-making or principal purchases by such market maker or principal trader to the extent that this information is required to be made public in the United Kingdom. As explained above, even though each of UBS AG, London Branch and J.P. Morgan Securities Limited will comply with the "Chinese/Ethical Wall" requirements applicable to a Connected Exempt Market Maker during the Offer, and in fact maintains "Chinese/Ethical Wall" arrangements at all times, each of UBS AG, London Branch and J.P. Morgan Securities Limited will not be a Connected Exempt Market Maker for purposes of this particular transaction because the Offer is not subject to the City Code. Therefore, an issue arises as to whether Rule 14e-5 restricts the continued conduct of market-making activities in the Ordinary Shares by UBS AG, London Branch and J.P. Morgan Securities Limited during the pendency of the Offer.

Basis for Exemption

It is our view that an exemption from the application of Rule 14e-5 with respect to market-making activities of UBS AG, London Branch and J.P. Morgan Securities Limited is appropriate under the circumstances described herein and is consistent with express policy statements of the Commission in connection with the adoption of Rule 14e-5 in January 2000 as well as relief granted in numerous no-action letters for ordinary course market-making transactions outside the applicable tender offer by brokers that complied with the City Code, including in connection with transactions (like the Offer) which were not directly subject to the City Code.

Rule 14e-5 is designed to protect the investors by "preventing an offeror from extending greater or different consideration to some security holders by offering to purchase their shares outside the offer, while other security holders are limited to the offer's terms."[3] The Commission has recognized that a strict application of Rule 14e-5 could disadvantage U.S. security holders in some situations. In this context, the Commission has noted that "flexible application of Rule 14e-5 is necessary and appropriate to encourage offerors for the securities of foreign private issuers to extend their offers to U.S. security holders."[4]

In the context of this transaction, the Offer directly satisfies the requirements under Rule 14e-5(b)(9) that are unrelated to the City Code: (i) the Company is a "foreign private issuer" as defined in Rule 3b-4(c) of the Exchange Act; and (ii) the Offer Document will provide the disclosure specified in Rule 14e-5(b)(9)(v), including each of UBS AG, London Branch's and J.P. Morgan Securities Limited's role as a market maker. Moreover, since each of UBS AG, London Branch and J.P. Morgan Securities Limited will conduct itself as if it were a Connected Exempt Market Maker during the Offer and comply with the "Chinese/Ethical Wall" requirements of the City Code, the interests of shareholders, which Rule 14e-5 seeks to safeguard, should not be prejudiced by any of UBS AG, London Branch or J.P. Morgan Securities Limited acting as a market maker in Ordinary Shares during the Offer. The brokerage services provided by each of UBS AG, London Branch and J.P. Morgan Securities Limited will be effected in the ordinary course of business and will voluntarily comply with U.K. rules that limit the potential that such market-making transactions will promote the Offer, including the "Chinese/Ethical Wall" requirements under the City Code and the FSA rules. In addition, the Offer Document will disclose each of UBS AG, London Branch's and J.P. Morgan Securities Limited's role as a market

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3 Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Release No. 34-42054, International Series Release No. 1208 (October 26, 1999), Section II.C.1.

4 Id.

maker. Therefore, holders of Ordinary Shares will be fully aware that such market-making transactions may take place before they tender their Ordinary Shares in the Offer.

The relief being requested is consistent with the relief granted in a number of prior letters. In UBS AG and UBS Warburg (February 2002)[5], UBS AG and UBS Warburg (August 2000)[6], UBS AG and UBS Warburg (November 2000)[7] and Allied Zurich PLC,[8] the Staff granted exemptive relief from Rule 14e-5 to permit UBS AG acting through UBS Warburg, acting as the financial advisor to the offeror in an issuer tender offer, to engage in market-making activities during a "Modified Dutch Auction" repurchase of ordinary shares. In Tomkins PLC, the Staff granted similar exemptive relief from Rule 10b-13, the predecessor to Rule 14e-5.[9] Rule 14e-5, and its predecessor Rule 10b-13, were designed to accomplish the goal of safeguarding "the interests of persons who have tendered their securities in response to a cash tender offer or exchange offer" by prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period other than pursuant to the offer itself.[10] We note that the relief requested hereby and the Offer's structure are materially the same as in the Company's exemptive relief request letters sent on behalf of UBS AG, London Branch and J.P. Morgan Securities Limited in February 2002 to which the Commission issued no-action letters granting exemptive relief from Rule 14e-5.[11] We also note that the Offer is structured in materially the same manner as the transactions in UBS AG and UBS Warburg (August 2000), UBS AG and UBS Warburg (November 2000), Allied Zurich and Tomkins. In addition, in General Electric plc,[12] the Commission granted exemptive relief from Rule 10b-13 for market-making activities by a broker in ordinary shares during a transaction similarly designed to enable the offeror to return cash to its shareholders that also was not subject to the City Code.

The Staff also granted exemptive relief from Rule 10b-13 that permitted market-making activities in connection with return of capital and capital reorganization transactions of English public limited companies that, like the Offer, were not otherwise subject to the City Code in a number of letters, including: (i) BTR plc, SEC No-Action Letter, 1998 SEC No-Act. Lexis 494 (Apr. 9, 1998) (hereinafter, "**BTR**"); (ii) EMI Group plc, SEC No-Action Letter, 1997 SEC No-Act. Lexis 741 (July 17, 1997) (hereinafter, "**EMI**"); and (iii) Thorn PLC, SEC No-Action Letter, 1997 SEC No-Act. Lexis 692 (June 18, 1997) (hereinafter, "**Thorn**"). In granting exemptive relief from Rule 10b-13, the Commission in each of BTR, EMI and Thorn relied in part on the fact that during the transaction, the market maker would comply with the "Chinese/Ethical Wall" requirements of the City Code, notwithstanding the fact that the City Code did not apply to the transaction at hand. Since the adoption of Rule 14e-5, the Commission has granted exemptive relief from Rule 14e-5 for transactions like these in a letter to the Panel (the

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5 2002 SEC No-Act. Lexis 174 (February 2002) (hereinafter "UBS AG and UBS Warburg (February 2002)"). *See also* 2002 SEC-No-Act. Lexis 180 (February 2002) (hereinafter "J.P. Morgan Securities Limited (February 2002)") which provided Rule 14e-5 exemptive relief to J.P. Morgan Securities Limited in connection with the same tender offer as in UBS AG and UBS Warburg (February 2002).

6 2000 SEC No-Act. Lexis 801 (August 3, 2000) (hereinafter "UBS AG and UBS Warburg (August 2000)").

7 2000 SEC No-Act. Lexis 814 (November 22, 2000) (hereinafter "UBS AG and UBS Warburg (November 2000)").

8 2000 SEC No-Act. Lexis 845 (September 13, 2000) (hereinafter "Allied Zurich").

9 1999 SEC No-Act. Lexis 297 (March 12, 1999) (hereinafter "Tomkins")

10 Notice of Revision of Proposed Rule 10b-13 Under the Securities Exchange Act of 1934, Securities Exchange Act Release No. 34-8595, [1969-1970 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 77,706, 83,616 (May 05, 1969).

11 *See infra* Note 5.

12 1998 SEC No-Act. Lexis 750 (July 31, 1998) (hereinafter, "General Electric").

"**Panel Letter**").[13] The underlying principle behind granting a blanket exemption for these transactions appears to be that strict application of Rule 14e-5 is not justified in the context of a transaction where market makers who are generally subject to regulation under the City Code "voluntarily comply" with the requirements of the City Code applicable to Connected Exempt Market Makers. Consistent with the Commission's express intentions in adopting Rule 14e-5(b)(9) and the Staff's position in UBS AG and UBS Warburg (February 2002), J.P. Morgan Securities Limited (February 2002), UBS AG and UBS Warburg (August 2000), UBS AG and UBS Warburg (November 2000), Allied Zurich, Tomkins, General Electric and the Panel Letter, this principle should apply with equal force to this transaction where each of UBS AG, London Branch and J.P. Morgan Securities Limited, as a market maker in LSE-listed Ordinary Shares, will voluntarily undertake to comply with the requirements of the City Code during the Offer. This is a transaction in which the flexible application of Rule 14e-5 is necessary and appropriate in order to encourage a foreign private issuer, such as the Company, interested in conducting an issuer tender offer to extend its offer to security holders in the United States.

Requested Exemptive Relief

Based on the foregoing, we respectfully request that each of UBS AG, London Branch and J.P. Morgan Securities Limited be granted exemptive relief from the provisions of Rule 14e-5 to the limited extent necessary to permit each of UBS AG, London Branch and J.P. Morgan Securities Limited to engage in market-making activities in the Ordinary Shares during the pendency of the Offer, subject to the following conditions:

(a) no purchases or arrangements to purchase Ordinary Shares will be made from the time of the public announcement of the Offer to its expiration by any covered person (as defined in Rule 14e-5(c)) except as part of the Offer or by each of UBS AG, London Branch and J.P. Morgan Securities Limited in connection with market-making in the Ordinary Shares;

(b) no purchases or arrangements to purchase Ordinary Shares, except as part of the Offer, will be made in the United States;

(c) in connection with all purchases of Ordinary Shares by each of UBS AG, London Branch and J.P. Morgan Securities Limited outside the Offer, each of UBS AG, London Branch and J.P. Morgan Securities Limited will comply with the provisions of the City Code and the "Chinese/Ethical Wall" requirements of the FSA rules that would be applicable to a Connected Exempt Market Maker in connection with an offer for the shares of a company incorporated in England and Wales that would result in a change of control;

(d) all purchases of Ordinary Shares by each of UBS AG, London Branch and J.P. Morgan Securities Limited outside the Offer will be effected in the ordinary course of business and in compliance with any U.K. laws and rules applicable to such purchases, and will not be undertaken for the purposes of promoting the Offer or for the purpose of creating actual or apparent active trading in, maintaining or raising the price of the Ordinary Shares;

(e) the Offer Document will disclose that each of UBS AG, London Branch and J.P. Morgan Securities Limited will be a market maker for the Ordinary Shares during the pendency of the Offer;

[13] Letter dated February 14, 2000, addressed to T. Peter Lee of the U.K. Panel on Takeovers and Mergers (the "Panel Letter"). The Panel Letter extended the blanket exemption from Rule 10b-13, issued by the Commission in a letter dated July 22, 1998 to the U.K. Panel on Takeovers and Mergers, to Rule 14e-5.

(f) the Offer Document will disclose prominently that during the Offer, all market-making transactions effected by each of UBS AG, London Branch and J.P. Morgan Securities Limited will be made pursuant to an exemption from Rule 14e-5;

(g) each of UBS AG, London Branch and J.P. Morgan Securities Limited shall disclose in the United States information regarding such purchases to the extent such information is required to be made public in the U.K. pursuant to applicable requirements in the U.K.;

(h) each of UBS AG, London Branch and J.P. Morgan Securities Limited will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made during the Offer, including size, broker (if any), time of execution, and price of purchase;

(i) upon request of the Division of Market Regulation, each of UBS AG, London Branch and J.P. Morgan Securities Limited will transmit the information specified in paragraph (h) to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

(j) each of UBS AG, London Branch and J.P. Morgan Securities Limited shall retain all documents and other information regarding purchases of Ordinary Shares made pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(k) representatives of each of UBS AG, London Branch and J.P. Morgan Securities Limited will be made available (in person at the offices of the Division of Market Regulation or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

(l) except as otherwise specifically provided in this letter, each of UBS AG, London Branch and J.P. Morgan Securities Limited will comply with Rule 14e-5.

If you wish further information or to discuss these matters further, please do not hesitate to call the undersigned at 011 852 2842 4124 or Matthew Furner at 011 852 2901 5384.

Very truly yours

Patrick J. Sheil